GOLDEN CREDIT CARD LIMITED PARTNERSHIP

Boris Kogut

Director and Chief Executive Officer

Golden Credit Card Limited Partnership

c/o Golden Credit Card GP Inc.

200 Bay Street, 12th Floor

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J5

March 14, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Benjamin Meeks and Mr. Jason Weidberg
Telephone Nos: (202) 551-7146 and (202) 551-6892

Re:	Golden Credit Card Limited Partnership and Golden Credit Card Trust; Amendment No. 2 to Registration Statement on Form SF-3 (the "Registration Statement"); Filed March 14, 2024; File No. 333-269709

Ladies and Gentlemen:

On behalf of Golden Credit Card Limited Partnership (the "Registrant"), and in response to the letter dated June 30, 2023 from the staff of the U.S. Securities and Exchange Commission to Boris Kogut, we submit the following responses, together with Amendment No. 2 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 2 to the Registration Statement.

Registration Statement on Form SF-3

General

1.            We note your response to our prior comment #3 indicating that the Series Ownership Interests are being registered concurrently with the Notes under your registration statement. Please revise the front cover of your registration statement to identify the issuer of the Series Ownership Interests, and if such entity is not already a co-registrant on your registration statement, please add such entity as a co-registrant with your next amendment and make any other necessary revisions to your registration statement.

We have revised the registration statement to identify that RBC, as depositor for the issuer of the Series Ownership Interests, will be a co-registrant. See the front cover of the registration statement and pages II-9 through and including II-12.

Form of Prospectus

Part I – The Series 202[ ]-[ ] Ownership Interest and the Notes

Certain Features of Series 202[ ]-[ ] Ownership Interest and Notes

Swap Agreement

The Swap Counterparty, page 76

2.            We note your response to your prior comment #6 as well as your newly-added bracketed disclosure indicating that, in the event that RBC is the swap counterparty and the significance percentage is greater than 10%, RBC likely would choose to incorporate by reference the financial information contained in its most recent Annual Report filed on Form 40-F in order to provide two years of financial information. Please revise your bracketed disclosure to indicate that RBC would instead incorporate by reference the financial information contained in its two most recent Annual Reports filed on Form 40-F in order to provide financial information for each of the last three fiscal years as required by Item 1115 of Regulation AB. See Item 1115(b) of Regulation AB and Instruction 4 to Item 1114(b) of Regulation AB.

We have revised the form of prospectus to indicate that RBC will incorporate by reference the financial information contained in its two most recent Annual Reports filed on Form 40-F. See pages 76 and 102.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Boris Kogut
Boris Kogut
Director and Chief Executive Officer of
Golden Credit Card GP Inc.
the managing general partner of
Golden Credit Card Limited Partnership

cc:          Jude Shawera, Golden Credit Card Limited Partnership c/o Golden Credit Card GP Inc.

Joseph P. Topolski, Katten Muchin Rosenman LLP

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